Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX September 26, 2025

IPERIONX RECEIVES A FURTHER $25M IN U.S. GOVERNMENT FUNDING TO ACCELERATE TITANIUM PRODUCTION SCALE-UP

◾	U.S. Department of War, through its Industrial Base Analysis and Sustainment program, has obligated an additional US$25 million under IperionX’s previously announced US$47.1 million award

◾	IBAS funding supports the build-out of a resilient, fully integrated, and low-cost titanium supply chain - from minerals to metal - strengthening the U.S. defense industrial base

◾	Funds will be applied to the scale-up of production to 1,400 tpa at IperionX’s Titanium Manufacturing Campus in Virginia

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The $25.0 million obligation, along with the prior US$12.5 million and US$5.0 million, takes total obligations to US$42.5 million, with the remaining US$4.6 million expected to be obligated over the contract term

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) announces that the U.S. Department of War (DoW) through its Industrial Base Analysis and Sustainment (IBAS) program, has obligated an additional US$25 million under IperionX’s previously awarded US$47.1 million award.

The additional obligation will be applied to the scale-up of titanium production and advanced manufacturing capacity at IperionX ‘s Titanium Manufacturing Campus, enabling output of up to 1,400 metric tons per year (tpa).

The IBAS program is designed to reinforce U.S. defense supply chains by fostering a resilient, low-cost, mineral-to-metal titanium platform that reduces reliance on imports and establishes a secure uninterruptible domestic source of critical materials.

This latest obligation follows prior tranches of US$12.5 million and US$5 million, which funded long-lead items for titanium manufacturing equipment and to advance the Titan Critical Minerals Project in Tennessee to shovel-ready status. Total obligations now stand at US$42.5 million, with the remaining US$4.6 million expected to be obligated by the DoW over the contract term.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.